UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: July 3, 2019

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Information about Conditional Share Subscription Agreement PT Fintek Karya Nusantara by The Investors.

DISCLOSURE OF INFORMATION TO SHAREHOLDERS

In Compliance with the Rule of the Capital Market and Financial Institutions Supervisory Agency (Bapepam-LK) Number IX.E.1 on Transactions with Affiliated Parties and Conflict of Interest in Certain Transactions, Attachment to the Decree of the Chairman of the Capital Market and Financial Institutions Supervisory Agency

No. Kep-412/BL/2009 dated 25 November 2009

THE INFORMATION CONTAINED IN THIS DISCLOSURE OF INFORMATION IS OF UTMOST IMPORTANCE AND THEREFORE, MUST BE READ AND CONSIDERED BY THE SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. (the “Company”)

If you encounter any difficulties in understanding any information contained in this Disclosure of Information, you are advised to consult with any broker, investment manager, legal advisor, public accountant or other professional advisors.

PERUSAHAAN PERSEROAN (Persero) PT Telekomunikasi Indonesia Tbk

Business Activities:

Operation of Telecommunication Networks and Services, Informatics Services, and Optimization of Utilization of Resources Proprietary to the Company

Head Office: Graha Merah Putih Jl. Japati No,1, Bandung 40133, Indonesia Telephone: 022-4526417	Operational Office: Telkom Landmark Tower, 39th floor Jl. Jendral Gatot Subroto Kav. 52 South Jakarta, DKI Jakarta 12710, Indonesia Telephone: 021- 5215109

Website: www.telkom.co.id

Email:  investor@telkom.co.id

THE COMPANY SHALL BE FULLY RESPONSIBLE FOR THE ACCURACY OF THE WHOLE MATERIAL INFORMATION DISCLOSED IN THIS DISCLOSURE OF INFORMATION AND AFTER CAREFUL INQUIRY ON THE INFORMATION DISCLOSED REGARDING TO THE TRANSACTION, CONFIRMS THAT, TO THE BEST OF THE BOARD OF DIRECTORS AND THE BOARD OF COMMISSIONER’S BELIEF, THERE HAS BEEN NO MATERIALLY CRUCIAL FACT OR OTHER MATERIALS REGARDING THIS TRANSACTION WHICH HAVE NOT BEEN DISCLOSED HEREIN WHICH CAN CAUSE THIS DISCLOSURE OF INFORMATION TO BE INNACURATE OR MISLEADING

DEFINITION
Deed of Accession (Akta Aksesi)	:

The deed of accession to be executed by Other State-Owned Enterprise Investors under which that Other State Own Enterprise Investors agree to submit and be a party to the Conditional Share Subscription Agreement and agree to enforce upon itself any rights and obligations inherent to Telkomsel and the Investors in the Conditional Share Subscription Agreement.

Capital Market and Financial Institutions Supervisory Agency (Bapepam-LK)	:

The Capital Market and Financial Institutions Supervisory Agency as referred to in the Regulation of the Minister of Finance of the Republic of Indonesia No. 184/PMK.01/2010, dated 11 October 2010 on the Organization and Work Order of the Ministry of Finance or any of its successors and assigns of rights and obligations, all of which have currently been merged into the Financial Services Authority (Otoritas Jasa Keuangan/OJK)

BNI	:	PT Bank Negara Indonesia (Persero) Tbk, a state-owned enterprise in the form of a public limited liability company established under and pursuant to the laws of the Republic of Indonesia.
BRI	:	PT Bank Rakyat Indonesia (Persero) Tbk, a state-owned enterprise in the form of a public limited liability company established under and pursuant to the laws of the Republic of Indonesia.
BTN	:	PT Bank Tabungan Negara (Persero) Tbk, a state-owned enterprise in the form of a public limited liability company established under and pursuant to the laws of the Republic of Indonesia.
State-Owned Enterprise (Badan Usaha Milik Negara/BUMN)	:	The State-Owned Enterprise as referred to in Law No. 19 of 2003 on State-Owned Enterprise.
Danareksa	:	PT Danareksa (Persero), a state-owned enterprise in the form of a limited liability company established under and governed pursuant to the laws of the Republic of Indonesia.
Board of Directors (Direksi)	:	The members of the Company’s Board of Directors who are currently holding office when this Disclosure of Information is announced.
Entities In Group (Entitas dalam Grup)	:

Every other entity which part or all of its shares is owned and controlled by a state-owned enterprise so that the state-owned enterprise becomes the controller of such entities based on the agreement with other shareholders; and/or the financial statements of such other entities are consolidated into the financial statements of such state-owned enterprise.

DEFINITION
Finarya	:	PT Fintek Karya Nusantara
Other State-Owned Enterprise Investors (Investor BUMN Lain)	:	One or several Entities which at least 50% of shares are owned by the Republic of Indonesia through the Ministry of state-owned enterprises, whether directly or indirectly.
Jiwasraya	:	PT Asuransi Jiwasraya (Persero), a state-owned enterprise in the form of a limited liability company established under and governed under the laws of the Republic of Indonesia.
Disclosure of Information (Keterbukaan Informasi)	:	The disclosure announced by the Company in respect of the Affiliation Transaction for the purpose of complying with the provisions of Rule No. IX.E.1.
KJPP Y&R	:

Public Appraisal Services Office (Kantor Jasa Penilai Publik/KJPP) Yanuar Bey and Partner which has obtained its business license from the Ministry of Finance No. 497/KM.1/2009 dated 12 May 2009, with an office name of Jasa Penilai Publik Y&R with Public Appraisal Services Office Permit No. 2.09.0041 and has been registered as a Profession supporting Capital-Market with the Financial Services Authority and the Capital Market and Financial Institutions Supervisory Agency by virtue of Certificate of Registration of Capital-Market Supporting Profession by the Financial Services Authority No. STTD.PB-37/PM.2/2018, as an independent appraiser appointed by the Company to provide an opinion on the fairness of the Transaction.

Board of Commissioners (Komisaris)	:	The members of the Company’s Board of Commissioners who are currently holding office when this Disclosure of Information is announced.
Mandiri	:	PT Bank Mandiri (Persero) Tbk, a state-owned enterprise in the form of a public limited liability company established under and pursuant to the laws of the Republic of Indonesia.
OJK	:	Financial Services Authority (Otoritas Jasa Keuangan).
The Investors (Para Investor)	:

A collective mention of PT Telekomunikasi Seluler, PT Bank Mandiri (Persero) Tbk, PT Bank Rakyat Indonesia (Persero) Tbk, PT Bank Negara Indonesia (Persero) Tbk, PT Bank Tabungan Negara (Persero) Tbk, PT Pertamina (Persero), PT Asuransi Jiwasraya (Persero) and PT Danareksa (Persero).

1.
DEFINITION
Company’s Shareholders (Pemegang Saham Perseroan)	:

The shareholders of the Company which Names are listed in the Company’s Register of Shareholders issued by the Share Registrar, namely:

1.

Republic of Indonesia (52.091%)

2.

Other/public Shareholders (47.909%)
Rule No. IX.E.1 (Peraturan No. IX.E.1)	:

Rule of the Capital Market and Financial Institutions Supervisory Agency Number IX.E.1, Attachment to the Decree of the Chairman of Capital Market and Financial Institutions Supervisory Agency No. Kep- 412/BL/2009 dated 25 November 2009 on Transactions with Affiliated Parties and Conflict of Interest on Certain Transactions.

Rule No. IX.E.2 (Peraturan No. IX.E.2)	:

Rule of the Capital Market and Financial Institutions Supervisory Agency Number IX.E.2, Attachment to the Decree of the Chairman of the Capital Market and Financial Institutions Supervisory Agency No. Kep-14/BL/2011 dated 285 November 2011 on Material Transactions and the Change of Core Business.

Shareholders Agreement (Perjanjian Pemegang Saham)	:	Shareholders Agreement dated 28 June 2019
Conditional Share Subscription Agreement (Perjanjian Penyetoran Saham Bersyarat)	:	Conditional Share Subscription Agreement dated the 27 June 2019
Shareholder Loan Agreement (Perjanjian Pinjaman Pemegang Saham)	:

Shareholder Loan Agreement, Telkomsel No.: PKS.342 / LG.05 / PD-00 / IV / 2019 and Company No.: 19 / FKN / PKS / IV / 2019 dated the 1st day of April 2019 between Telkomsel and Finarya based on which Telkomsel agreed to provide loan facilities to Finarya for general corporate purposes.

Company (Perseroan)	:

Perusahaan Perseroan  (Persero) PT Telekomunikasi Indonesia Tbk, a state-owned enterprise in the form of a public limited liability company established under and pursuant to the laws of the Republic of Indonesia, having its domicile at Jl. Japati No.1, Bandung 40133.

Pertamina	:	PT Pertamina (Persero), a state-owned enterprise in the form of a limited liability company established under and governed pursuant to the laws of the Republic of Indonesia.

DEFINITION
Regulation of the Financial Services Authority No.32 (POJK No.32)	:

Regulation of the Financial Services Authority No. 32/POJK.04/2014 dated 8 December 2014 on the Planning and Holding of General Meetings of Shareholders of Public Limited Companies, as amended by Regulation of the Financial Services Authority No. 10/POJK.04/2017, dated 14 March 2017 on Changes of Planning and Holding of General Meetings of Shareholders of Public Limited Companies.

Regulation of the Financial Services Authority No.33 (POJK No.33)	:	Regulation of the Financial Services Authority No. 33/POJK.04/2014 dated 8 December 2014 on the Board of Directors and the Board of Commissioners of Issuers or Public Companies.
Telkomsel	:	PT Telekomunikasi Selular, a limited liability company established under and governed pursuant to the laws of the Republic of Indonesia.
Affiliation Transaction (Transaksi Afiliasi)	:

A series of transactions conducted by the Company or the Controlled Company of the Company with Affiliates of the Company or Affiliates of members of the Board of Directors, members of the Board of Commissioners, or main shareholders of the Company as referred to in Number 1 letter d of Rule No. IX.E.1, in this case, which is a signing transaction of (i) Conditional Share Subscription Agreement between Telkomsel, Finarya and The Investors which are Affiliates of the Company, (ii) Shareholder Loan Agreement; and (iii) Shareholders Agreement.

Company Law (Undang-Undang Perseroan Terbatas/UUPT)	:	Law No. 40 of 2007 on Limited Liability Companies.

I.INTRODUCTION

Any information as contained in this Disclosure of Information is made for the purpose of satisfying the Company’s obligations to publish any disclosure of information on the Affiliation Transaction entered into by the Company. The basis of performance of such Transaction is the execution of the Conditional Share Subscription Agreement.

Finarya is currently 100% owned by Telkomsel, a subsidiary of the Company with 65% ownership. After all stages of share subscription are carried out in accordance with the Conditional Share Subscription Agreement, Telkomsel's total ownership in Finarya will become 25% but Telkomsel will remain the controlling shareholder of Finarya.

In respect of the above matter, in accordance with the provisions of the prevailing regulations, particularly the provisions of Rule No.IX.E.1,  as with the performance of such series of Affiliation Transaction as evidenced by the execution of such Conditional Share Subscription Agreement, the Company’s Board of Directors hereby announces the Disclosure of Information with a view to provide explanations, considerations and reasons underlying the performance of such Transaction to the Company’s Shareholders as part of the fulfilment of the provisions of Rule No. IX.E.1.

The Company’s Board of Directors and Board of Commissioners, whether individually or collectively, confirm that this Transaction does not involve any conflict of interest as referred to in Rule IX.E.1 and shall not constitute a Material Transaction as referred to in Rule IX.E.2.

II.DESCRIPTION OF TRANSACTION

A.	REVIEW OF TRANSACTION

1.	Reason and Background

On January 21, 2019, Telkomsel which is 65% owned by the Company, established Finarya with the aim of developing a financial technology ecosystem. Then on February 22, 2019, Telkomsel subscribed non-cash capital in the form of intangible assets related to technology and fixed assets.

LinkAja was projected to become a national financial technology icon. To support this, it was fundamental to make strategic cooperation with other parties, namely related state-owned enterprises elements. Therefore, on March 1, 2019, Finarya jointly with the Company and The Investors signed a Term Sheet in connection with the planned issuance of New Shares by Finarya, wherein The Investors intend to purchase the Shares from Finarya. Sales of new shares to Finarya's strategic partners were expected to help develop Finarya's business.

The Finarya new share issuance transaction offered to The Investors will be regulated under the Conditional Share Subscription Agreement that governs in detail the execution of Finarya's share deposit. After the Conditional Share SubscriptionAgreement is signed, The Investors will sign the Shareholders Agreement, thus  The Investors will be bound by such Agreement. In the event that there are parties who have yet to sign the Conditional Share SubscriptionAgreement and Shareholders Agreement,  such party may become a party to the agreements by signing the Deed of Accession.

2.	Transaction Object and Value

The object of the Transaction is the new shares issued by Finarya, and the subscriptionof the new shares will be carried out in 3 (three) stages which will be viewed as one integrated action, as follows:

1.

Stage I of Share Subscription will be carried out no later than July 31, 2019 or on other dates as agreed upon by Finarya and The Investors with the total number of new shares to be issued by Finarya amounting to 66,526 new shares with value of Rp665,260,000,000 (six hundred sixty five billion two hundred sixty million Rupiah). At this stage, The Investors who will exercise the subscriptionare Telkomsel, the Entities in the Independent Group, Entities in the BRI Group, Internal Entities in the BNI Group, Jiwasraya and the Internal Entities of the Danareksa Group.

2.

Stage II of Share Subscription will be carried out no later than October 31, 2019, or on any other date as agreed by Finarya and The Investors with the total number of new shares to be issued by Finarya amounting to 18,600 new shares with value of Rp186,000,000,000 (one hundred eighty six billion Rupiah). At this stage, The Investors who will exercise the subscription are Telkomsel, the Entities in the BTN Group and the Entities in the Pertamina Group.

3.	Stage III of Share Subscription will be carried out no later than December 31, 2019, or on any other dates as agreed upon by Finarya and The Investors, provided that:

A.

Stage IIIA of Share Subscription, if as of the date of the Conditional Share Subscription Agreement to October 31, 2019, there are Other BUMN Investors who have signed the Deed Of Accession, the total number of new shares to be issued by Finarya amounting to 80,000 new shares with value of Rp800,000,000.000 (eight hundred billion Rupiah) At this stage, the subscribers are: Telkomsel, Entities in the Mandiri Group, Entities in the BRI Group,  Entities in the BNI Group,  Entities in the BTN Group, Entities in the Pertamina Group and Other State-Owned Enterprises Investors.

B.

Stage IIIB of Share Subscription, if during the grace period only Telkomsel, the Entities in the Mandiri Group, the Entities in the BRI Group, the Entities in the BNI Group, the Entities in the BTN Group and the Entities in the Pertamina Group make subscription, the total number of new shares to be issued by Finarya will amounting to 80,000 new shares with value of Rp800,000,000,000 (eight hundred billion Rupiah).

After all subscriptionstages are carried out:

1.

The composition of Finarya's shareholders, if there are Other State-Owned Enterprises Investors, is as follows: Telkomsel (25%), The Entities in the Mandiri Group (17.03%), The Entities in the BRI Group (17.03%), The Entities in the BNI Group (17.03%), The Entities in the BTN Group (6.13%), The Entities in the Pertamina (6.13%), Jiwasraya (1%) and The Entities in the Danareksa Group (0.63%), Other State-Owned Enterprises Investors (10.02%).

2.

The composition of Finarya's shareholders if there are no Other State-Owned Enterprises Investors is as follows: Telkomsel (25%), The Entities in the Mandiri Group (19.71%), The Entities in the BRI Group (19.71%), The Entities in the BNI Group (19.71%), The Entities in the BTN Group (7.12%), The Entities in the Pertamina Group (7.12%), Jiwasraya (1%) and The Entities in the Danareksa Group (0.63%).

3.

If there are among Investors which, for any reason, including not being able to obtain internal corporation approvals (as well as the internal corporate resolutionsof the companies within Entities in The Investor Group) needed in accordance with their respective articles of associations ("Parties Not Taking Part"), cannot subscribe new shares in accordance with the composition set out in sections 1 and 2 above until December 31, 2019, Finarya and The Investors agree that such part of the new shares that should be subscribed by Parties Not Taking Part may be subscribed by Telkomsel and the Other Investors (in proportion to their share ownership if all investors fulfill their obligations) through (i) cash capital deposits by Telkomsel and the Other Investors, and, specifically for Telkomsel (ii) conversion of invoice to Finarya validly owned by Telkomsel (First Leftover Subscription) in accordance with the Shareholder Loan Agreement.

If there are remaining new shares after the First Leftover Subscription due to Telkomsel and/or the Other Investors’ failure to subscribe to the new shares, such remaining new shares may be further subscribed by Telkomsel and/or the Other Investors who have subscribed to a part or all of its portion in the First Leftover Subscription (in proportion to their shareholding if the Parties Not Taking Part performs their obligations) through (i) cash capital subscriptionby Telkomsel and the Other Investors and/or, (ii) specifically for Telkomsel, conversion of invoices against Finarya that are validly owned by Telkomsel (Second Leftover Subscription) in accordance with the Shareholder Loan Agreement.

Furthermore, if there are still remaining new shares after the Second Leftover Subscription above due to Telkomsel and/or the Other Investors’ failure to subscribe to the remaining new shares, the remaining shares may be further subscribed by Telkomsel by (i) cash capital subscription and / or (ii) conversion of invoices to Finarya that are validly owned by Telkomsel.

Parties Not Taking Part which part of shares were subscribed by Telkomsel and/or the Other Investors as contemplated above shall not bear any obligations in respect of the share deposit by Telkomsel and/or such Other Investors, however, if agreed by Finarya and The Investors are able to participate in the subsequent capital increase by Finarya by complying to the new agreement then agreed by Finarya and The Investors.

3. Purpose and Objective of the Performance of Transactions against the Company

Finarya was incorporated with the aim of increasing Indonesia's financial literacy and inclusion and accelerating a cashless society where such society can contribute directly to support financial system stability, improve economic efficiency, and support local and national economic growth continuously. In addition, Finarya is expected to become a national fintech icon capable of competing in the fintech industry which is currently dominated by players who have capital support from foreign investors. To support this goal, the Company through Telkomsel uses T-CASH as a State-Owned Enterprises digital payment platform which was later transformed by Finarya into LinkAja.

LinkAja focuses on the BUMN ecosystem because there is currently not many competitors in similar businesses operating in this ecosystem. State-Owned Enterprises ecosystems have more products to be used as payment use-case, including products that have yet to fully use mobile payments. Furthermore, by operating in a State-Owned Enterprises ecosystem, it is possible for LinkAja to become one of the state-owned payment instruments.

In addition, to solidify Finarya's business, The Investors who are State-Owned Enterprises will contribute additional capital by subscribing shares to Finarya. Going forward, with the inclusion of Other State-Owned Enterprises Investors, there will be an increased number of customers, merchants and use-cases, as well as complementing LinkAja with a stronger State-Owned Enterprise ecosystem.

1.	Details of The Company

a.	Brief History

The Company was established under the name of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, which is a State-Owned Enterprise in the form of a limited liability company pursuant to Deed No.128 dated 24 September 1991, drawn up before Imas Fatimah, S.H., Notary in Jakarta, domiciled in Jakarta. The name of the Company has undergone several changes, most recently being changed into Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk pursuant to Deed No. 27 dated 14 May 1997, drawn up before Amrul Partomuan Pohan, S.H., LL.M., Notary in Jakarta.

The Company’s Articles of Association has been amended in its entirety for the purpose of public offering of the Company’s shares pursuant to Deed No. 74 dated 25 July 1995, drawn up before Imas Fatimah, S.H., Notary in Jakarta and adjustment to the Company Law pursuant to Deed No. 27 dated 15 July 2008, drawn up before Doktor Amrul Partomuan Pohan, S.H., LL.M., Notary in Jakarta.

The Company’s Articles of Association has also been amended for the purpose of conformity with the Regulation of the Financial Services Authority No.32  and Regulation of the Financial Services Authority No.33, as set out in Deed No. 20 dated May 12, 2015, drawn up before Ashoya Ratam, S.H., M.Kn., Notary in the Administrative City of South Jakarta.

The most recent amendment to the Company's articles of association is as stated in the Deed of Statement of Resolutions of the Annual General Meeting of Shareholders No. 32 dated June 21, 2019, made before Ashoya Ratam, S.H., M.Kn., Notary in the Administrative City of South Jakarta.

The most recent amendment in the composition of the Board of Directors and Board of Commissioners of the Company are based on the Deed of Statement of Resolutions of the Annual General Meeting of Shareholders No. 31 dated June 21, 2019, made before Ashoya Ratam, S.H., M.Kn., Notary in the Administrative City of South Jakarta.

The Company is domiciled in the City of Bandung, and has its head office at Jl. Japati No.1, Bandung 40133, Indonesia.

b.	Purpose and Objective and Business Activities

Pursuant to Article  3 of the Company’s Articles of Association, the purpose and objective of the Company are to conduct businesses in the field of operation of telecommunication networks and services, informatics services, and optimization of utilization of resources proprietary to the Company to produce high-quality and highly-competitive products and/or services to obtain/pursue profits with a view to enhance the Company’s value by applying the principles of a Limited Liability Company.

To achieve such purpose and objective above, the Company may carry out main business activities as follows:

a)

planning, establishing, providing, developing, operating, marketing/selling/renting and maintaining telecommunication networks and informatics in the broadest meaning by taking into account the laws and regulations;

b)	planning, developing, providing, marketing/selling and improving telecommunication and informatics services in the broadest meaning by taking into account the laws and regulations;
c)	making investments including equity participation in other companies which are in line with and to achieve the purpose and objective of the Company.

In connection with the terms of letter a) and b) above, the main business activities of the Company include but are not limited to the following business activities:

1)

Central Telecommunications Construction, includes the construction, maintenance, and repair of construction of central telecommunications buildings and their equipment, such as central telephone buildings, telegraph, transmitter towers buildings, microwave radar receivers, small earth station buildings, and satellite stations. This includes local and long distance communication pipelines.

2)

Construction of Other Electrical and Telecommunication Networks, includes construction, maintenance, and repair of other electrical and telecommunications network construction activities which have not been included in the Construction of Irrigation Networks group to Groundwater Well Creation / Drilling. This includes construction of pipelines for oil and gas.

3)

Electrical installations, includes the activities of installing electricity in buildings for both residential and non-residential areas, such as the installation of low voltage electricity networks. This includes activities for the installation and maintenance of electrical installations of civil buildings, such as highways, railways, and airfields.

4)

Telecommunications Installation, covers the activities of installing telecommunications in buildings for both residential and non-residential areas, such as the installation of antennas. This group also includes the installation, maintenance, and repair of telecommunications installations in telegraphs, microwave radar stations, small earth stations/satellite stations and the like. This includes activities for the installation of telecommunications transmissions and networks.

5)	Air Conditioning and Ventilation Installation, includes special activities for the installation and maintenance of air conditioner in buildings for both residential and non-residential areas.
6)

Wholesale Trading on the basis of a Fee or Contract, includes the business of agents receiving commissions, brokers (perantara), auctions, and other large traders who trade goods in the country, abroad on behalf of other parties. Activities include commission agents, goods brokers and all other major trades that sell on behalf of and dependents of other parties; activities involved in joint sales and purchases or conducting transactions on behalf of companies, including through the internet; and agents involved in trade such as agricultural raw materials, live animals; textile raw materials and semi-finished goods; fuels, ores, metals and chemical industries, including fertilizers; food, beverages and tobacco; textiles, clothing, fur, footwear and leather goods; timber and building materials; machinery, including office machines and computers, industrial equipment, ships, aircraft; furniture, household and hardware goods; auction house large trading activities.

7)	Wholesale Trading of Computers and Computer Equipment, includes Wholesale trading business of computers and computer equipment.
8)	Wholesale Trading of Software, includes Wholesale trading businesses of software.
9)	Wholesale Trading of Telecommunication Equipment, including Wholesale trading businesses of telecommunication Equipment, such as telephone and communication equipment.
10)

Wholesale Trading of Office and Industrial Machinery, Spareparts and Equipment, includes Wholesale trading businesses of industrial and office machinery, excluding computers and its equipment, such as starter machines, turbines, wood and metal processing machines, various kinds of machinery for industrial and office needs, electricity generating machines and machines for household use. This includes Wholesale trading of production robots, other machinery for industrial needs, trade and navigation as well as other services and computer-controlled machines for the textile industry as well as computer-controlled sewing and knitting machines.

11)

Large Trade in Other Unclassified Products, includes other Wholesale trading businesses of products which have yet to be included in one of the large trading groups above. This includes Wholesale trading in fiber or textile fiber and others, trading large quantities of precious stones (diamonds, diamonds, sapphires, etc.).

12)	Retail Trade in Software, includes retail trade in software, such as a variety of software, including software for video games.
13)	Retail Trade of Telecommunication Tools, includes retail trade in telecommunications equipment, such as mobile phones, telephones, and other equipment.
14)

Issuing Directories and Mailing Lists, includes issuing information lists (databases). This publications may be issued in both electronic and printed form. Its business activities include mailing list issuance, telephone book publishing and other directory and compilation publications, such as legal cases, pharmaceutical compendium and others.

15)

Deployment of Software, includes business activities for publishing ready to use software (not on the basis of orders), such as operating systems, business applications, and others and video games for all operating system platforms.

16)

Private Movie Production, Video and Television Programs, covering the business of making and producing movable images, movies, videos, television programs or television mobile advertisements managed by the private sector on the basis of fee as well as television filmmaking businesses and film delivery services and movie bookkeeping agents.

17)

Cable Telecommunication Activities, includes operations, maintenance or provision of access on facilities for sending voice, data, text, sound and video using telecommunication cable infrastructure, such as the operation and maintenance of conversion and shipping facilities to provide point-to-point communication through land channels, microwave or communication between data and satellite channels, operation of cable distribution systems (i.e. for the distribution of television data and signals) and completing telegraphs and other non-vocal communications using their own facilities. The transmission facilities that carry out this activity may be based on a single technology or a combination of various technologies. This includes the purchase of access and network capacity from the owners and operators of the network and providing telecommunications services that use this capacity for businesses and households and providing internet access through cable infrastructure operators. Network implementation activities for fixed telecommunications intended for the implementation of public telecommunications and rental circuits. This includes data communication connection activities sent in packages, through a central or through other networks, such as the Public Switched Telephone Network (PSTN). Also including the implementation of terrestrial networks that serve certain mobile customers including radio trunking services and public radio services.

18)

Wireless Telecommunication Activities, covering network operations that serve mobile telecommunications with cellular technology on the surface of the earth. Activities include the operation, maintenance or provision of access to facilities to transmit voice, data, text, sound, and video using wireless communication infrastructure and the maintenance and operation of paging numbers, such as cellular telecommunications networks and other wireless telecommunications. The transmission facility provides omnidirectional transmission through airwaves that may be based on a single technology or a combination of several technologies. This includes the purchase of access and network capacity from network owners and operators and providing wireless (except satellite) network services for business and household activities and providing internet access through wireless network infrastructure operators.

19)

Satellite Telecommunications Activities, covering the activities of conducting networks that serve mobile telecommunications through satellite Earth stations, Central gates and connecting Networks. Activities in this group include the operation, maintenance or provision of access to facilities to transmit voice, data, text and video using satellite telecommunications infrastructure, audio-visual delivery or text programs received from cable networks, local television stations or radio networks to consumers through satellite systems which is directly connected to the house (units classified here generally do not come from programming material). This includes activities to provide internet access through satellite infrastructure operators.

20)

Premium Call Services (Call Premium), includes business calls or conversation services to certain numbers that have the prefix 0809, and premium rates apply. The nature of access to "Premium Call" is "normally closed", which is opened when there is a request from the customer.

21)

Premium SMS services, includes premium sms delivery activities to certain numbers, and premium rates are applied. The nature of premium SMS access is "normally closed", which is opened when there is a request from the customer.

22)	Other Telephony Value Added Services, includes other activities of value added telephony services such as calling cards, and including other telecommunications support services.
23)	Internet Service Providers, includes business services offered by a company to its customers to access the internet or may be called a gateway to the internet.
24)

Communication System Services, covering the activities of communication system services, such as VSAT services (Very Small Aperture Terminal). VSAT is a system that may be used to send voice, images, data, information and packages. Those who use VSAT facilities are RPUU, Radio Trunking, STBS and others.

25)

Internet Telephony Services for Public Purposes, includes service businesses for transmitting calls over the Internet Protocol (IP) network. This activity organizes telephony internet that is commercial in nature, connected to telecommunications networks.

26)

Internet Interconnection Services, includes activities to organize access and or routing for providers of internet access services. In providing access for providers of internet access services, internet interconnection service providers can provide networks for internet transmission. Internet interconnection service providers must be connected through interconnection. Interconnection service providers regulate traffic for the provision of internet access services.

27)

Content Provider Services Through Cellular Mobile Networks or Local Fixed Networks with Limited Mobility, includes service businesses to provide content through cellular mobile networks or wireless local fixed networks with limited mobility that imposes costs through reducing prepaid deposits or postpaid customer telephone bills cellular mobile networks and wireless local fixed networks with limited mobility. The content provided is all forms of information which may be in the form of writing, images, sounds, animations, or a combination of everything in digital form, including application software for download.

28)	Other Multimedia Services, includes other multimedia service activities not covered by point 23, 24, 25 and 26 above.
29)

Video Game Development Activities, includes video game development activities, such as game concept design activities, video game software development, graphic asset creation, animation creation related to video games, sound and music making, video game testing, and other support for video game.

30)

Internet-Based Trading Application Development Activities (E-commerce), covering the development of e-commerce applications. Activities include consultation, analysis, and programming of applications for trading activities via the internet.

31)

Other Computer Programming Activities, includes consultations relating to analysis, design, and programming of other ready-to-use systems. This activity usually involves analyzing the needs of computer users and their problems, troubleshooting, and creating software related to such troubleshooting.  Also includes writing a simple program according to the needs of computer users. Designing the structure and content of, and/or writing computer code needed to create and implement, such as system software (updates and improvements), application software (updating and repair), databases and web pages. This includes software adjustments, such as modifications and adjustments to existing application configurations in order for such application configurations to function in the client information system environment.

32)

Information Security Consultation Activities, covering activities for planning and supervision of information security consulting, assurance or information security, and development and application of information security.

33)

Computer Consultation Activities and Management of Other Computer Facilities, includes business consulting on the type and configuration of computer hardware with or without being associated with software applications. Planning and designing computer systems that integrate computer hardware, software, and communication technology. The consultation usually involves analyzing the needs of computer users and their problems, as well as providing the best solution. Units classified in this subgroup can provide hardware and software system components as part of Integrated services or these components may be provided by third parties or vendors. Units classified in this subgroup generally install systems and train and support system users. This includes the provision of management and operation of the client computer system and / or data processing facilities at the client's premises, as well as related support services.

34)

Information Technology Activities and Other Computer Services, includes information technology activities and other computer services related to activities which have not been classified elsewhere, such as computer damage recovery, installation (setting up) of personal computers and software installation. This includes incident management and digital forensic activities.

35)

Data Processing Activities, includes processing and tabulating all types of data. This activity may cover all stages of processing and writing reports from customer-provided data or only part of the processing stages. This includes the distribution of mainframe facilities to clients and the provision of data entry and big data management activities.

36)

Hosting activities and activities related to it, includes business services related to the provision of hosting infrastructure, data processing services and related activities and specialization of hosting, such as web-hosting, streaming services and hosting applications. This includes storage of Cloud Computing such as DropBox, Google Drive, 4shared.

37)

Web Portal and / or Digital Platform Without Commercial Purpose, includes the operation of commercially purposeless websites which use search engines to generate and maintain large databases of internet addresses and contents in a searchable format, operating websites that act as a portal to the internet, such as media sites that provide regularly updated content without commercial purposes, operation of digital platforms and/or web sites/portals carrying out electronic transactions in the form of facilitation business activities and/or mediation of transfer of ownership of goods and/or services and/or other services through the internet and/or electronic devices and/or methods with other electronic systems without commercial purposes.

38)

Web Portal and/or Digital Platform with Commercial Purpose, includes the operation of commercially-intended websites that use search engines to generate and maintain large databases of addresses and contents of the internet in a searchable format, operating websites acting as a portal to the internet, such as media sites that provide regularly updated content, whether directly or indirectly with commercial purposes, operation of digital platforms and/or web sites/portals conducting electronic transactions in the form of facilitation business activities and/or mediation of transfer of ownership goods and/or services and/or other services through the internet and/or electronic devices and/or other electronic system methods carried out with commercial purposes (profit) which includes activities whether one, part or the whole of electronic transactions, namely: 1. ordering and/or 2. Payments and/or 3. Deliveries of such activities. Included in this group are web sites/portals and/or digital platforms with commercial purposes (profit) which are applications used to facilitate and/or mediate electronic transaction services such as but not limited to: marketplaces, digital advertising, financial technology and on demand online services.

39)

Other Unclassified Information Services Activities, includes other information services businesses that cannot be classified elsewhere, such as telephone-based information services, information search services on the basis of fee or contracts and news clipping services, press clipping services and others. Included in this group is the activity of content provider services.

40)	Retail trade in computers and equipment, includes retail businesses specifically for various types of computers, equipment and equipment.
41)	Retail trade of Video Game Equipment and Similar Equipment, includes retail trading of video game equipment.
42)

Retail Trade of Office Machines, includes retail business specifically for office machines other than computers, such as various typewriters, calculating machines, cash registers and other similar equipment.

43)

Special Retail Trade of Audio and Video Equipment in Stores, includes retail-trading business specifically for audio and video equipment, such as radio, television, video, tape recorders, audio amplifiers and cassette recorders. This includes stereo equipment and recording equipment and CD and DVD players.

44)

Other Unclassified Telecommunications Activities, includes other telecommunications operations which have yet to be covered elsewhere. Included in this group are the selling activities of phone credit, both through physical (voucher) and electronic means and the sale of mobile phone SIM cards.

45)	Internet access resale services, includes businesses providing internet access resale services such as Internet cafes.
46)

Resale services for basic telephony services, this group includes the business of providing resale services for basic telephony services, such as telephone stalls (wartel) which provide telephone, facsimile, telex and telegraph services.

Further, the Company may carry out supporting/supplementary business activities to optimize the utilization of proprietary resources to:

a)	provide payment transaction and money transfer services through telecommunications and informatics networks;

b)

carry out other activities and businesses for the purpose of optimization of the resources proprietary to the Company, among others, utilizations of fixed assets and personal properties, information system facilities, educational and training facilities, maintenance and repair facilities;

c)

cooperate with other parties for the purpose of optimization of informatics, communication or technology resources owned by other parties as players in the industry of informatics, communication and technology, which are in line with and to achieve the purpose and objective of the Company.

d)	Pursuant to the provisions of letters a) and b) above, the Company's supporting business activities include but are not limited to the following business activities:

1)

General Printing Industry, covering newspaper, magazine and other periodic printing industry activities such as tabloids, newspapers, magazines, journals, pamphlets, books and brochures, music texts, maps, atlases, posters, advertising catalogs, prospectuses and other printed advertisements, diaries, calendars, business forms and other commercial printed items, letter papers or personal stationery and other printed items resulting from printing machines, offsets, photo clichés, flexography and the like, photocopiers, computer printers, embossed letters and etc. including fast printing tools; direct printing on textile, plastic, glass, metal, wood and ceramic materials, except printing of silk fabrics on fabrics and apparel; and printing on labels or identifiers (lithography, printing on graves, flexographic printing, etc.). Also includes reprinting through computers, stencil machines and the like. Such reprinted material is usually copyright.

2)

Construction of residential buildings, this Group includes the construction of buildings used for living quarters, such as residential houses, apartments and condominiums. This includes building for residential buildings carried out by real estate companies with the purpose of being sold and activities for changing and renovating residential buildings.

3)

Construction of office buildings, this Group includes the business of building construction that is used for offices, such as offices and home offices. This includes the construction of buildings for offices carried out by real estate companies with the purpose of being sold and the activities of changing and renovating office buildings.

4)

Construction of Other Buildings, includes the construction of buildings used for other uses, such as places of worship, terminals / stations, monumental buildings, airport buildings, warehouses and others. This includes changes and other renovation activities.

5)

Construction of electrical buildings, includes the construction, maintenance and repair of electrical buildings, such as electricity generation and transmission, as well as local and long-distance electricity pipelines. This includes the construction of substations and the installation of electric poles used for buildings (housing/settlements) as well as railroad transportation facilities.

6)

Telecommunication construction of marine navigation aids and river signs, includes construction, maintenance and repair of telecommunications construction of marine navigation aids, and river signs, such as flare tower buildings, beacon signs, flare buoys, port signal lights, and other beacon signs.

7)

Air navigation  telecommunication construction, includes the construction, maintenance and repair of air navigation telecommunications building construction activities, including radar transmitters/receivers, antenna buildings and similar buildings.

8)	Railway signal and telecommunications construction, includes the construction, maintenance and repair activities of railway signal and telecommunications construction.
9)

Construction of other unclassified civil buildings, includes the construction, maintenance and repair of other civil buildings, such as the construction of sports fields and outdoor sports facilities, parking lots and other residential facilities (outside buildings). This includes the division of land with its development (e.g. addition of roads, public infrastructure and others).

10)

Installation of air navigation, includes installation activities of air installations, such as installations in air navigation telecommunications buildings and radar transmitters/receivers, approach light, runway lighting, DVOR, ILS, NDB and other similar constructs.

11)

Electronic installations, includes installation of electronic installations in buildings for both residential and non-residential areas, such as the installation of alarm systems, close circuit TVs and sound systems.

12)

Installation of a water pipeline (plumbing), which includes installation of clean water, wastewater and drainage channels in buildings for both residential and non-residential areas. This includes maintenance and repair of water pipeline installations.

13)

Heating and Geothermal Installation, includes special activities for the installation and maintenance of heating and geothermal installations in buildings for both residential and non-residential buildings.

14)	Mechanical installations, includes the installation and maintenance of mechanical installations in buildings, such as elevators, escalators, conveyors, gondolas and automatic doors.
15)

Other Unclassified Construction Installations, includes other building installation activities and activities for the installation, maintenance and repair of other unclassified civil building installations.

16)

Interior decoration, includes interior decorating activities in order to finish residential and non-residential buildings. Interior decorating activities include the application of interior plaster (coating), including lathing materials related, installation or installation of doors (except automatic doors and turnstiles), windows, door frames and windows of wood or other materials, kitchen sets, stairs and the like, furniture installations, interior finishes such as ceilings, wall coating with wood, partition/bulkhead that may be disassembled and reassembled and so on, tiling or installation in buildings or other construction projects of ceramics, walls concrete or floor tiles, parquet (flooring from pictorial boards) and wood flooring, linoleum flooring and carpeting, including rubber or plastic, terrazzo, marble, granite or floor or wall coating and wallpaper on building or other construction projects. This includes painting, installation of glass, mirrors and others.

17)	Wholesale Trading of Printing and Publishing In Every Form, includes Wholesale printing and publishing in every form, such as books, magazines, newspapers and others of similar nature.
18)	Wholesale Trading of Laboratory, Pharmaceuticals and Medicinal Equipment, includes Wholesale trade of laboratory, pharmaceutical and medicinal equipment.
19)

Retail Trade of Laboratory,  Pharmaceuticals and Medicinal Equipment, covering retail trade business specifically for laboratory, pharmaceuticals and medicinal equipment, including various kinds of glass-based laboratory equipment (test tubes, measuring tubes, glass microscope, cuvet, serum bottles/infusions); porcelain-based laboratory equipment (chemical tubes, filter plates, mortar and pestle, cup); medical profession tools and equipment (surgical instruments and tools, dental care instruments and tools, electro medical apparatus, thermometers, blood pressure measurements).

20)

Voice Recording Activities, includes the creation of original sound recording masters on vinyl records, tapes, compact discs (CD) and other records of a similar nature and the activities of voice recording services in studios or other places, including the results of recorded radio programming (indirect), audio for movies, television and others.

21)	Special telecommunications activities for security purposes, includes telecommunications operations specifically used for the purposes of state security.
22)

Music and Music Books Publishing Activities, includes music-publishing businesses, such as the acquisition and recording of copyright for musical compositions, promotion, certification and use of compositions in recording, radio, television, movies, live shows, print media and others and the distribution of sound recordings to wholesalers, retail or directly to the public. This includes music books and sheet music books publishing.

23)

Other Monetary Intermediaries, includes receipts of deposits and/or closings of deposits and granting of loans or loan funds. Credit assistance in various forms, such as loans, loans with guarantees, credit cards and others. These activities are generally carried out by financial institutions other than the central bank, such as financial intermediary services not classified elsewhere, such as moneylenders, credit unions, postal order and clearing (postal savings) activities, specialized institutions authorized to provide credit for home purchases and also take deposits and money order activities.

24)

Transportation Consultation Activities, includes transportation consultant activities, including the delivery of views, suggestions, preparation of feasibility studies, planning, supervision, management, and research in the field of transportation whether land, sea, or air.

25)

Other Management Consultation Activities, includes provisions for advice, guidance and operational of business and other organizational and management issues, such as planning strategies and organizations; finance-related decisions; objectives and policies of marketing; planning, practice and policies of human resource; planning scheduling and controlling of production. The provision of these business services may include advisory assistance, guidance and operation of various management functions, management consultations for agronomists and agricultural economics in agriculture and other field of similar nature, the design of accounting methods and procedures, cost accounting programs, procedures for monitoring budgets, providing advice and assistance for businesses and community services in planning, organizing, efficiency and supervision, management information and others.

26)

Certification Services, covering the activities of product certification institutions, quality management systems, Hazard Analysis and Critical Control Points, environmental management systems, food safety management systems, Eco labels, information security management systems, occupational safety and health management systems (OSH management system), organic food certification system, sustainable production forest processing system, timber legality verification system and others.

27)

Laboratory Testing Services, includes physical, chemical, biological, electrical, mechanical and other analysis activities of all types of materials and products which include testing activities in the field of food health, including testing of animal diseases and controls related to food production; test of acoustics and vibration, compositional and purity test of minerals and others,  physical characteristic and material performance test such as strength, thickness, durability, radioactive and others, qualifications and durability tests, performance tests of the whole engine such as motors, automobiles, electronic equipment, telecommunication equipment testing, medical laboratory testing, etc., failure analysis, testing and measurement of environmental indicators such as air and water pollution, testing using models or scale models such as airplanes, ships, dams and others. This includes operational activities of the police laboratory.

28)

Installation Technical Inspection Services, includes inspection activities of installation design and installation process, for example, inspection of electrical power installations, and other installations.

29)

Advertising, covering various advertising services (either by their own ability or subcontracted), includes advisory, creative assistance, advertising material production, planning, and media purchasing. Activities which include the creation and placement of advertisements in newspapers, magazines and tabloids, radio, television, internet and other media; creation and placement of field advertisements, such as bulletin boards, panels, types of posters and drawings, leaflets, pamphlets, circulars, brochures and frames, window advertisements, showroom design, car and bus advertisements, et cetera; depiction media, namely the sale of space and time for various types of application advertising media; aerial advertising, distribution or delivery of material or sample advertisements; providing advertising space on announcement boards or billboards and others; creation of booths and other structures and showrooms; and lead other marketing campaigns and advertising services aimed at customer drawing and retention, such as product promotion, point of sale marketing, mail advertising (direct mail), marketing consultation.

30)

Other Unclassified Reservation Services Related To Such Services, includes other travel service businesses that are not included in the Tourism Information Services subgroup, such as providing other booking services related to travel, such as transportations, hotels, restaurants, car rentals, entertainment, and sports activities; timeshare exchange services (accommodation); ticket sales activities for certain events such as theaters, sports and entertainment events, cultural arts shows, as well as visits to tourist objects and attractions and other pleasures and unclassified activities related to such objects and attractions.

31)

Tourism Information Services, includes activities of providing information on tourist objects and attractions, tourism facilities, tourism services, transportation and other information needed by tourists. Distribution of information about tourism businesses or other information needed by tourists through print, electronic or other communication media. Also included is the activity of providing information regarding booking services, accommodations, restaurants, flights, land transportations and sea transportations.

32)

Call Center Activities, includes call center service businesses, such as Inbound Call Centers, answering calls from customers by human operators, automatic call distribution, integration of telephones and computers, interactive voice response systems or similar methods to receive requests, providing information products relating to customer requests or channeling grievances or complaints from customers; The Outbound Call Center (outbound calls) uses similar methods to sell or market goods or services to potential customers, conduct market research or community polls and similar activities to customers.

33)

Other Business Support Services Activities, includes activities of other business support services that cannot be classified elsewhere, such as court report services and stereotype records and public stenographic services, television direct broadcast services for meetings and conferences, bar code addressing services, bar code printing services, fund collection organization services based on fees or contracts, mail sorting services, storage services, parking fees services using meter coins, independent auction activities, administration of loyalty programs, and other supporting activities provided for businesses that are not classified elsewhere.

34)

Event organizer, which includes event-organizing activities organizing a series of events, starting from the process of conception, planning, preparation, execution until the series of events is completed in order to help clients realize the expected goals through a series of events held. The service provided by an event organizer is organizing an event based on work guidelines and the concept of the event and managing it professionally. Event organizing activities included in this group are weddings EO, birthday parties EO and similar events.

35)

Organizers of meetings, incentive trips, conferences, and exhibitions, includes business arrangements, promotions and or management of events, such as services for a meeting of a group of people (political leaders,  businesspersons, scholars, and others). Also included in this group are service businesses which plan, compile and organize incentive travel programs and service businesses carrying out the planning and organizing of trade shows and businesses, conventions, conferences, and assemblies or meetings.

36)

Private Tutoring and Counseling, includes tutoring and counseling conducted by the private sector. Educational activities or courses included in this group are tutoring, health guidance, organizational guidance, ethics and association; business consultant, tax consultant, psychology consultant education and HR development, megabrain, superbrain, powerbrain, mental arithmetic; playgroup supervisors, preschool counselors, family coaching, education of children and the elderly, personality development, development of learning methods, human resource development, increasing children's creativity, increasing potential educators, kindergarten teacher education, abacus. Preschool tutors.

37)

Reparation of computers and similar equipment, includes repair and maintenance service of computers and its peripherals, such as desktop computers, laptops, magnetic flash drives, flash drives and other storage media, optical disk drives (CD-R, CD-ROM, DVD-ROM, DVD-R), printers, monitors, keyboards, mice, joysticks and trackballs, internal and external computer modems, computer terminals, computer servers, scanners including bar code scanners, smart card readers, virtual reality helmets and computer projectors. These include repair and maintenance services for computer terminals such as automatic teller machines (ATM), the terminal point of sale (POS), which are not mechanically operated and handheld computers (PDAs).

c. Capital Structure and Shareholding of the Company

On the day this Disclosure of Information is submitted, the capital structure, composition of shareholders and shareholding of the Company based on the Company’s Register of Shareholders as of 31 May 2019 issued by PT Datindo Entrycom, as the Company’s Share Registrar, shall be as follows:

No	Description	Number of Shares	Value of Shares (Rupiah)%
A. Authorized Capital
1	Series A Dwiwarna @Rp50	1	50
2	Series B @Rp50	389,999,999,999	19,499,999,999,950
Total Amount		390,000,000,000	19,500,000,000,000	100
B. Issued and Paid-Up Capital
1	Series A Dwiwarna @Rp50	1	50
2	Series B @Rp50	99,062,216,599	4,953,110,829,950
Total Amount		99,062,216,600	4,953,110,830,000	25.40
C. Unissued Shares
1	Series A Dwiwarna @Rp50	-	-
2	Series B @Rp50	290,937,783,400	14,546,889,170,000
Total Amount		290,937,783,400	14,546,889,170,000	74.60
D. Shareholders
1	Republic of Indonesia	51,602,353,560	2,580,117,678,000	52.091
2	Public	47,451,775,727	2,372,588,786,350	47.909
Total Amount		99,062,216,600	4,953,110,830,000	100

d.	Management and Supervision

On the day this Disclosure of Information is submitted, the compositions of members of the Board of Commissioners and Board of Directors who are holding office at the Company are as follows:

Board of Commissioners
President Commissioner / Independent Commissioner	:	Rhenald Kasali
Independent Commissioner	:	Margiyono Darsasumarja
Independent Commissioner	:	Marsudi Wahyu Kisworo
Independent Commissioner	:	Cahyana Ahmadjayadi
Commissioner	:	Edwin Hidayat Abdullah
Commissioner	:	Ismail
Commissioner	:	Isa Rachmatarwata
Commissioner	:	Marcelino Pandin

Board of Directors
President Director	:	Ririek Adriansyah
Financial Director	:	Harry M. Zen
Enterprise & Business Service Director	:	Bogi Witjaksono
Network & IT Solution Director	:	Zulhelfi Abidin
Wholesale & International Service Director	:	Edwin Aristiawan
Human Capital Management Director	:	Edi Witjara
Digital Business Director	:	Faizal Rochmad Djoemadi
Strategic Portfolio Director	:	Achmad Sugiarto
Consumer Service Director	:	Siti Choiriana

2.	Parties Involved In The Transaction

a.	PT Fintek Karya Nusantara
i.	A limited liability company incorporated under and governed by Indonesian Law, headquartered at The Energy Building 21st Floor, SCBD Lot.11A, Jalan Jenderal Sudirman, South Jakarta 12190.
ii.	Finarya shares are the objects of the Transaction, and before the transaction is carried out, Finarya's shares are owned 100% by Telkomsel.

b.	Telkomsel
i.	A limited liability company incorporated under and governed by Indonesian Law, headquartered at Gedung Telkom Landmark Tower Menara 1, 1st floor-20 Jl. Jend Gatot Subroto Kav. 52 South Jakarta 12710.
ii.	Telkomsel is a subsidiary of the Company with 65.00% shareholding.

c.	Mandiri and/or Entities in the Mandiri Group
i.	Mandiri is headquartered at Plaza Mandiri, Jl. Jenderal Gatot Subroto Kav. 36 - 38 Jakarta 12190.
ii.	Mandiri is a BUMN which is 60.00% owned by the Republic of Indonesia and 40.00% by the public.

d.	BRI and/or Entities in the BRI Group
i.	BRI is headquartered at Gedung BRI I and II, Jl. Jend. Sudirman Kav. 44-46 Jakarta 10210.
ii.	BRI is a BUMN which is 56.75% owned by the Republic of Indonesia and 43.25% by the public.

e.	BNI and/or Entities in the BNI Group
i.	BNI is headquartered at Graha BNI, Jl. Jenderal Sudirman Kav.1, Central Jakarta, Jakarta 10220.
ii.	BNI is a BUMN which is 60.00% owned by the Republic of Indonesia and 40.00% by the public.

f.	BTN and/or Entities in the BTN Group
i.	BTN is headquartered at Menara BTN, 18th Floor, Jl. Gajah Mada No. 1, Jakarta 10130.
ii.	BTN is a BUMN which is 60.00% owned by the Republic of Indonesia and 40.00% by the public.

g.	Pertamina and/or Entities in the Pertamina Group
i.	Pertamina is headquartered at Jalan Medan Merdeka Timur No. 1A, Jakarta 10110.
ii.	PT Pertamina (Persero) is a BUMN which is 100% owned by the Republic of Indonesia.

h.	Jiwasraya and/or Entities in the Jiwasraya Group
i.	Jiwasraya is headquartered at Jalan Ir. H. Juanda Number 34, Central Jakarta.
ii.	Jiwasraya is a BUMN which is 100% owned by the Republic of Indonesia.

i.	Danareksa and/or Entities in the Danareksa Group
i.	Danareksa is headquartered at Gedung Danareksa, Jl. Medan Merdeka Selatan 14, Jakarta 10110.
ii.	PT Danareksa (Persero) is a BUMN which is 100% owned by the Republic of Indonesia.

A.	NATURE OF AFFILIATED RELATIONSHIP BETWEEN THE PARTIES ENTERING INTO TRANSACTIONS WITH THE COMPANY

The Transaction as described in this Disclosure of Information shall have the nature of an affiliated relationship because (i) the Company, and (ii) The Parties involved in the transaction, all are controlled, either directly or indirectly by the same party, namely the Republic of Indonesia.

III.INDEPENDENT PARTIES APPOINTED IN THE TRANSACTION

The independent party appointed by the Company in the performance of such Transaction is Public Appraisal Services Office  (Kantor Jasa Penilai Publik)  Y&R as an independent appraiser to provide an opinion on the execution of the Affiliation Transaction.

IV.OPINION OF INDEPENDENT APPRAISER

Public Appraisal Services Office Y&R as an independent appraiser which has been appointed to provide an opinion on the fairness of such Transaction,  under offering letter Pr.Y&R-00/Y/BS/DANA/II/2019/YB/0067  dated 28 February 2019 has been requested.

A summarized report on the opinion of fairness by Public Appraisal Services Office Y&R on the Affiliation Transaction as contained in its report No 00133/2.0041-00/BS/09/0044/1/VI/2019 dated 28 June 2019 is presented below with the following details:

Summary of the Appraiser’s report, at the very least, includes the information on:

A.	Party Identity
1)

The parties carrying out the capital participation Transaction Plan are Telkomsel, The Entities in the Mandiri Group, The Entities in the BRI Group, The Entities in the BNI Group, Jiwasraya, The Entities in the Danareksa Group, The Entities in the Pertamina Group, The Entities in the BTN Group and Other State-Owned Enterprises Investors who are strategic investors in Finarya’s development.

2)	The Party conducting a shareholder loan Transaction is Telkomsel and Finarya.

B.	Object of Appraisal

The objects of a Series of Transaction Plans in this fairness opinion analysis are: (i) initial capital participation and contribution of Finarya development Transaction Plan as stated in the Conditional Share Subscription Agreement (“CSSA”) and Shareholder Agreement (“SHA”) between Investors planned to be executed no later than June 30, 2019, (ii ) Shareholder Loan Transactions between the Company’s affiliates and Finarya.

C.	Purpose of Appraisal

The purpose and objective of this fairness opinion is to provide a fairness opinion on a series of Transaction Plans between the affiliates of the Company and other investors who are affiliated parties, namely within the scope of BUMN for:

1)

The agreement on initial capital participation and contribution of Finarya development Transaction Plan as stated in the Conditional Share Subscription Agreement and Shareholder Agreement between The Investors planned to be signed no later than 30 June 2019.

2)	The Shareholder Loan Transaction between Telkomsel, Company’s subsidiary and Finarya, which is a Transaction not excluded from Rule No. IX.E.I.

This Fairness Opinion is provided in order to comply with Rule No. IX.E.1 and shall not be used outside of the context or purpose of such appraisal.

D.	Assumptions and Limiting Conditions
1)	Assumptions

Several assumptions used in the preparation of this fairness opinion are:

a)	Public Appraisal Services Office Y&R has reviewed the documents used in the fairness opinion process.
b)

In compiling this report, Public Appraisal Services Office Y&R relies on the accuracy and completeness of the information provided by the Company and/or data obtained from publicly available information and other information and researches that Public Appraisal Services Office Y&R considers relevant.

c)

The assignor states that all material information concerning the assignment of fairness opinion has been fully disclosed to the Public Appraisal Services Office Y&R and there is no reduction in important facts.

d)

Y&R uses Finarya financial projections as well as pro forma financial statements submitted by the Company by reflecting the fairness of financial projections and their achievement capabilities (fiduciary duty).

e)	The resulting report is open to the public unless there is confidential information, which can affect the Company’s operations.
f)	Public Appraisal Services Office Y&R is responsible for reporting the resulting fairness opinions and conclusions.
g)	Public Appraisal Services Office Y&R has obtained information on the legal status of the object of the fairness opinion of the assignor.
h)	This fairness opinion report is intended for the Capital Market’s interests and OJK rules and not for tax purposes.
i)

This Fairness Opinion is prepared based on market and economic conditions, general business and financial conditions, and Government regulations relating to the Transaction Plan that shall be carried out on the issuance date of this opinion.

j)

In preparing this fairness opinion, Public Appraisal Services Office Y&R uses several assumptions, such as the fulfillment all the conditions and obligations of the Company and all parties involved in the Transaction Plan and the accuracy of information regarding the Transaction Plan disclosed by the Company’s management.

k)

This fairness opinion must be read as a whole and the partial use of analysis and information without consideration of other information and analysis as a whole can lead to misleading views and conclusions on the process underlying the fairness opinion.

l)

Public Appraisal Services Office Y&R also assumes that from the date of issuance of this fairness opinion up to the date of the Transaction Plan, no changes have materially affected the assumptions used in the preparation of this fairness opinion.

2)    Limitations in the Performance of This Assignment Are:

a)	Public Appraisal Services Office Y&R uses the results of due diligence conducted by PwC on the entities or parties carrying out the Transaction Plan.
b)

In carrying out the analysis, Public Appraisal Services Office Y&R assumes and depends on the accuracy, reliability, and completeness of all financial information and other information provided to Public Appraisal Services Office Y&R by the Company or such which is publicly available which is essentially true, complete and not misleading.

c)

Analysis of fairness opinion on this corporate action is prepared by using the data and information as disclosed above. Any changes to the data and information can materially affect the final result of Public Appraisal Services Office Y&R’s opinion.

d)	Public Appraisal Services Office Y&R does not provide opinions on the tax impact of this Transaction Plan.
e)

Public Appraisal Services Office Y&R’s work related to this Transaction Plan does not constitute and cannot be construed in any form, as a review or audit or the implementation of certain procedures for financial information.

E.	Approach and Method of Appraisal

In reviewing the Transaction Plan, Public Appraisal Services Office Y&R uses an approach and method that is in accordance with the scope of the assignment to obtain a proper understanding of the potential commercial and financial impacts of the Proposed Transaction. In accordance with the abovementioned, the scope of the carried-out discussion is as follows:

1)	Conducting an analysis of business considerations used by the Company in connection with a series of Transaction Plan against the interests of shareholders.
2)	Conducting an analysis of the fairness of the Value of the Transaction Plan to be carried out.
3)	Conducting an analysis of the financial impact of the Transaction Plan carried out through quantitative analysis and qualitative analysis of the Transaction Plan.

The method used to obtain results as the purpose and scope of the discussion of Transactions and Transaction Plans as stated in the appraisal object of appraisal are as follows:

1)

Public Appraisal Services Office Y&R has read other supporting documents related to the Transaction and Transaction Plan, given by the Company to Public Appraisal Services Office Y&R. The source of the data obtained is the draft Conditional Share Subscription Agreement and the draft Shareholder Agreement and Shareholder Loan Agreement. Public Appraisal Services Office Y&R  has also conducted an interview with the Company regarding the Transaction, and the Transaction Plan carried out, namely Business Reasons and Considerations, benefits and Risks and Benefits and Losses.

2)

Public Appraisal Services Office Y&R has used the results of the appraisal of the software (Intangible Asset Appraisal conducted by appraisers of Public Appraisal Services Office Y&R Business appraisers’ qualifications) and hardware (Fixed Asset Appraisal conducted by appraisers of Public Appraisal Services Office Y&R Business Appraisers qualifications) related to of the in-kind contribution made by Telkomsel on Finarya as its fair market value. This process is a mandatory part of conducting the fairness analysis of the Transaction Plan Value.

3)

Public Appraisal Services Office Y&R has conducted several analyses on the financial projections to determine the potential commercial and financial impacts of the Transaction Plan. The sources of the data and information obtained are based on the Finarya business plan, Historical Financial Statement Audit of Company and Investor and Company’s pro forma on the Transaction Plan.

F.	Conclusion of Value

1)	Qualitative Fairness Analysis

The benefits to be obtained by the Company from the transaction and Transaction Plan are as follows:

a)

A joint participation with BUMN affiliates who are strategic investors is expected to provide positive value for the development of Finarya and Finarya shareholders, including collaborative products that provide value added to shareholders.

b)

LinkAja is expected to be a national fintech icon capable of competing in the fintech industry which is currently dominated by players who have capital support from foreign investors because Finarya has financial support from State-Owned Enterprises and strategic State-Owned Enterprises’ affiliates who are shareholders.

c)

Finarya and shareholders who are State-Owned Enterprises and affiliates to State-Owned Enterprises in the State-Owned Enterprise ecosystem have the same root of vision and mission to which they are  expected to support each other and to develop and grow together.

The benefits to be obtained by the Company from this transaction plan are as follows:

a)	The joint capital subscription Transaction Plan with other investors supports and strengthens Finarya’s position. Such a strengthened position is expected to increase the profitability of the Company.
b)	The Shareholders’ Loan Transactions between Telkomsel and Finarya are subject to an interest rate which is tagged to the market. Therefore, there is a profit margin for the Company.

The stages of capital subscription by each investor are fair considering that the stages and mechanisms for subscription are legally agreed upon to be carried out in accordance with the provisions stipulated in CSSA.

2)	Quantitative Fairness Analysis
I.

Inbreng of Software (ATB) and T-Cash Hardware amounted Rp149.7 Billion have been carried out based on the results of the Software Intangible Asset evaluation by KJPP Y&R as of 31 December 2019 with the Replacement Cost method cost approaching amounted Rp133.023 Billion and fixed asset valuation results of T-Cash Hardware by KJPP Y&R as of 31 December 2019 amounted to Rp15.755 Billion. Based on the analysis of the fairness of the transaction value it is known that the deviation of the Transaction Plan Value from the Fair Market Value is 0.61%, thus it is within fair range.

II.	Based on an analysis of financial feasibility of The Investor’s overall investment in Finarya that has been done, the results of the calculation are as follows:
i.	Net Present Value (NPV): Rp703,108,000,000.-
ii.	Internal Rate of Return (IRR): 18.85% (higher than the discount rate of 16.42%)
iii.	Payback Period (PP): 9 Years 10 Months

Thus, with reference to the Company’s 65% ownership in Telkomsel and Telkomsel has 25% participation in Finarya, the Company’s NPV is amounting to Rp114.26 Billion.

III.	The financial impacts based on the pro forma are:
i.

On the side of the financial position there are a decrease in cash amounting to Rp306.76 billion, an increase in long-term investments of Rp456.5 billion, a decrease in fixed assets of Rp114.8 billion and an increase in equity of Rp34.9 billion.

ii.	There is no proforma for the Company’s profit (loss) on the Transaction Plan.
IV.	From an NPV sensitivity analysis on the feasibility review for the establishment of Finarya business development, it is known that the most influential factor is Monthly Active Users (MAU).

G.	Fairness Opinion on the Transaction

Based on the scope of work, assumptions, data, and information obtained and used, review of the financial impact of the Transaction Plan as disclosed in this Fairness Opinion Report, we are of the opinion that the Transaction Plan is Fair.

The above conclusion applies when there are no changes that have a material impact on the Transaction Plan. These changes include, but are not limited to, changes in conditions both internally in the Company and externally, namely market and economic conditions, general business, trade, and financial conditions and Indonesian government regulations and other related regulations after the date of this Fairness Opinion Report are issued. If after the date of the Fairness Opinion Report is released, the changes mentioned above occur, the conclusions regarding the fairness of the Transaction Plan may be different.

V.STATEMENT OF THE MANAGEMENT OF THE COMPANY

The Board of Commissioners and Board of Directors of the Company assert that all material information has been disclosed in this Information Disclosure and the information is not misleading.

VI.ADDITIONAL INFORMATION

Shareholders of the Company who require further information regarding the Transaction as contained in this Disclosure of Information may contact:

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

investor@telkom.co.id

Jakarta, 1 July 2019

Board of Directors